Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

05011686

KeldaGroup

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 03 2005
WASH. D.C. 209 SECTION

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

30 September 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 22 September 2005.

- Directorate Change

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

dw 10/6

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Directorate Change
Released	11:31 30-Sep-05
Number	PRNUK-3009

Kelda Group plc

Retirement of Non-executive director's

Following the statement in the preliminary announcement that Ken Jackson and Derek Roberts would be retiring after the AGM, Kelda Group plc confirms the retirement of Ken Jackson and Derek Roberts as non-executive directors from the board of Kelda Group plc with effect from today.

For further information contact:-

Philip Hudson

Group Company Secretary

01274 804110

END

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